Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

July 20, 2020

Re:	Called Higher Studios, Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed July 2, 2020 File No. 024-11220

Dear Ms. Ransom:

Thank you for your comments of July 16, 2020 regarding the Offering Statement of Called Higher Studios, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Form 1-A filed July 2, 2020

Risk Factors

The exclusive forum provision in our certificate of incorporation , page 7

1.	We note your response and revisions in response to comment 5. We reissue our comment in part. Please file a revised Subscription Agreement reflecting that your exclusive forum provision does not apply to claims under the federal securities laws.

The company has amended the subscription agreement to further clarify that the exclusive forum provision included in the subscription agreement does not apply to claims arising under federal securities laws.

Bonus Shares for Certain Investors , page 27

2.	We note your response to comment 7 and we continue to evaluate the eligibility requirements of the bonus program and may have further comments.

The company has decided to not offer the StartEngine OWNers bonus program to its investors and has removed references to it from the Offering Circular.

General

3.	The notes to the Fee Table indicate that “the company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Class A Voting Common Stock,” while disclosure on page 27 states that StartEngine Primary will charge investors a nonrefundable processing fee equal to 3.5% of the amount they invest at the time they subscribe in the securities. Please clarify whether the 3.5% cash commission/fee will be paid by investors. If so, please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission/processing fee paid by the investor to StartEngine Primary. Confirm that the cash commission/processing fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act. In the alternative, provide a detailed analysis as to why the cash commission should not be included in the aggregate purchase price.

The company has amended the cover page and references to the processing fee payable by investors directly to StartEngine Primary to clarify the amount to be paid by each investor. Further, the company has amended its subscription agreement to identify that the total price paid, including the processing fee will be included in the investor’s calculation of the individual investment limit under Rule 251(d)(2)(i)(C).

4.	We note your response to comment 8 and we reissue the comment. In this regard, we note that you have a limited pool of bonus shares and that you are offering two types of bonus shares. Please revise your disclosure to address whether certain investors will be unable to receive the bonus shares if you have issued all of the shares from the bonus share pool and include appropriate risk factor disclosure. In this regard, StartEngine OWNers will receive 1 Bonus Share for every 10 shares they purchase up to an aggregate maximum of 90,580 shares. However, we also note that "certain investors (which may include StartEngine OWNers) are eligible to receive Bonus Shares of Class A Voting Common Stock equal to 5% or 10% of the shares they purchase."

The company has decided to not offer the StartEngine OWNers bonus program to its investors and has removed references to it from the Offering Circular.

5.	Please briefly disclose the steps an investor must take to subscribe for the stock in this offering. In this regard, we note that you have deleted the "Process of Subscribing" section.

The company has amended the offering circular to re-insert the summary subscription process steps.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Called Higher Studios, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Jason Brown

Chief Executive Officer

Called Higher Studios, Inc.

231 Public Square, Suite 300, PMB-41

Franklin, Tennessee 37064

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